FULBRIGHT & JAWORSKI L.L

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

08004433

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

August 14, 2008

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
AUG 21 2008
THOMSON REUTERS

8/20

45860311.1

FILE NO. 82-3907

Open For New Horizons.

Vienna International Airport

Vienna International Airport: 3.8% increase in passengers during July

The development of traffic at Vienna International Airport during July was as follows: the number of passengers rose by 3.8% year-on-year to 1,926,316; flight movements and maximum take-off weight (MTOW) grew by 3.6%; and the number of local passengers increased 6.7%.

The positive trend in traffic (scheduled and charter flights) to Eastern Europe continued during the period from January to July 2008 with a plus of 19.4%.

The number of passengers handled by Vienna International Airport during the first seven months of 2008 rose by 11.2% to a total of 11,584,702. Growth was also recorded in maximum take-off weight (MTOW) with +10.9% and flight movements with +8.9%.

Results in Detail:

	July 2008	Change in %	January to July 2008	Change in %
Passengers:	1.926.316	+3,8	11.584.702	+11,2
Transfer passengers:	576.426	-2,5	3.495.434	+1,5
Maximum take-off weight (in tonnes):	704.582	+3,6	4.580.318	+10,9
Flight movements (arrival + departure):	23.873	+3,6	157.043	+8,9
Cargo in tonnes (air cargo and trucking):	20.873	-5,0	154.649	+0,7

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investors Relations:
Robert Dusek (+43-1-) 7007-23126
r.dusek@viennaairport.com
Homepage: www.viennaairport.com

46/08 .... KA/EK .... 13. August 2008

END